Filed by: Zoran Corporation (Commission File No.: 0-27246

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject company:  Nogatech, Inc.
Commission File No.: 000-30635

         Zoran expects to file a Registration Statement on Form S-4 in connection with the transactions, and both Zoran and Nogatech expect to mail a Proxy Statement/Prospectus to their respective stockholders containing information about the merger. WE URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION CONCERNING ZORAN, NOGATECH, THE MERGER AND RELATED MATTERS.

         INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS THROUGH THE WEBSITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT www.sec.gov, AND FROM ZORAN AT (408) 919-4116.

         ZORAN AND ITS DIRECTORS AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE DEEMED, UNDER SEC RULES, TO BE SOLICITING PROXIES FROM NOGATECH'S STOCKHOLDERS IN FAVOR OF THE PROPOSED MERGER. INFORMATION REGARDING THE IDENTITY OF THESE PERSONS, AND THEIR INTERESTS IN THE SOLICITATION, WILL BE SET FORTH IN A
SCHEDULE 14A TO BE FILED WITH THE SEC AND AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AND PUBLIC REFERENCE ROOMS, AND FROM ZORAN AND THE TELEPHONE NUMBER ABOVE.


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                             PowerPoint Presentation
                    Distributed by Email to Industry Analysts
                       and Members of the Technical Press

PHOTOGRAPH OF                                                      PHOTOGRAPH OF
DVD PLAYER                                                        DIGITAL CAMERA

                   Zoran Corporation & Nogatech Inc. To Merge


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ZORAN'S VISION

-    Lead the integration of Multimedia and Internet Revolution

-    Focus on DVD and Digital Camera markets

-    Expand to other digital audio/video high-growth markets

-    Leverage technology leadership

-    Accelerate growth by mergers and acquisitions


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ZORAN TARGETS HIGH -GROWTH MARKETS

        Focus Markets

PHOTOGRAPH OF  PHOTOGRAPH OF                          Related Markets
DVD PLAYER     DIGITAL CAMERA
                                             PHOTOGRAPH           PHOTOGRAPH OF
                                                OF PC             AUDIO SPEAKERS


 DVD/SVCD      Digital Cameras
                                           PC Video Systems       Digital Audio

                                                                      ZORAN LOGO


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

LEADING CUSTOMERS


    TOSHIBA America           SHARP           AMOISONIC             TCL


     ALTEC LANSING          SKYWORTH           NINTAUS             BOSTON


                            CAMBRIDGE
                            SOUNDWORKS
        MARANTZ                               CREATIVE             DOLBY


        HITACHI               DENON            OUTLAW               SONY


                                                              ELECTRONICS FOR
         RICOH               MINOLTA           SAMSUNG            IMAGING


                            PINNACLE
         MATROX              SYSTEMS         HAUPPAUGE!


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                                    NOGATECH
                                      LOGO

                                 NOGATECH, INC.
                    VIDEO CONNECTIVITY BETWEEN VIDEO DEVICES,
                         PCS, AND A VARIETY OF NETWORKS


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ABOUT NOGATECH

-    Founded in 1993 in California

-    Incorporated in Delaware in 1999

-    Completed IPO on May 17, 2000

-    Headquarters in Santa Clara, California

-    Development facilities in Kfar Saba, Israel

-    Expertise in video imaging connectivity for PCs


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NOGATECH'S STRENGTHS

-    Leader in video compression

-    Focused on high growth markets

-    Developed strong OEM relationships

-    Proven business model

-    Successful management team


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

NOGATECH ENABLES CONSUMER ELECTRONICS


   PHOTOGRAPH         PHOTOGRAPH OF       PHOTOGRAPH OF      PHOTOGRAPH OF
   OF MONITOR         VIDEO CAPTURE        CAMCORDER          LAPTOP WITH
                         DEVICE                                 CAMERA

     PC-TVs          Video capture         Camcorders       Digital video PC
                       devices                                  cameras

 PHOTOGRAPH OF        PHOTOGRAPH OF           PHOTOGRAPH OF PORTABLE
     MODEM            SET TOP BOX                INTERNET DEVICE

  Cable Modems      PC Set Top Boxes             Mobile Internet


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

GROWING ADOPTION OF MPEG-4


Digital Camcorders     Mobile Phones (3G)     Digital Cameras    Video Streaming

 SCREEN SHOT OF          PHOTOGRAPH OF          PHOTOGRAPH         PHOTOGRAPH
   STREAMING             DIGITAL CAMERA         OF MOBILE              OF
     VIDO                                         PHONE             CAMCORDER


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WORLDWIDE CUSTOMERS

                SHARP             PINNACLE SYSTEMS       BELKIN

              I-O DATA                FUJITSU             X10

              HAUPPAUGE!              CAMTEL

               KENWOOD                 AME


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ZORAN + NOGATECH = SUCCESS

-    Zoran successful PC Video & Digital Camera products

-    Nogatech successful Video Connectivity products for PCs and Networks

- Together: One source, optimized performance, future integration, MPEG4 for Digital Cameras, Televisions, PCs and Internet & Mobile Appliances


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